KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

October 20, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”) Registration Statement on Form S-1 Filed September 18, 2014 File No. 333-198804

Thank you for your letter of October 8, 2014 and telephone correspondence on October 10, 2014 with our legal counsel, Clark Wilson LLP, in regard to the Registration Statement on Form S-1 filed by the Company on September 18, 2014.

This letter is with respect to your request for further background and analysis in connection with the issuance of 42,750,000 shares of the Company’s common stock (the “KonaRed Common Stock”) to Sandwich Isles Trading Co. Inc. (“Sandwich Isles”) and the subsequent pro rata distribution of such shares to Sandwich Isles’ stockholders (the “Liquidating Distribution”), all as part of a reorganization and liquidation (collectively, the “Reorganization”) of Sandwich Isles. Specifically, we respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) concur with our opinion that the Liquidating Distribution is not a “sale” of Securities under Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

Sandwich Isles was incorporated under the laws of Hawaii on August 22, 2008. Sandwich Isles was privately held and not subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Sandwich Isles’ common stock was issued pursuant to Rule 506 of Regulation D (accredited investors) of the Securities Act and held by approximately 161 natural persons, trusts and corporations, nearly all of which were related to Shaun Roberts, Steven M. Schorr and Gonzalo Camet, directors of the Company. In addition, upon subscribing for Sandwich Isles’ common stock, each Sandwich Isles’ stockholder entered into a shareholders’ agreement (the “Shareholders’ Agreement”), whereby, in accordance with Hawaii corporate law, each respective Sandwich Isles stockholder transferred all authority to exercise the corporate powers of Sandwich Isles to Shaun Roberts, Steven M. Schorr and Dana Roberts in equal proportion. We have filed the form of subscription agreement and Shareholders’ Agreement with this letter for your reference.

Prior to closing the asset purchase agreement on October 4, 2013 (the “Asset Purchase Agreement”), Sandwich Isles operated the KonaRed business. Pursuant to the Asset Purchase Agreement, Sandwich Isles acquired the KonaRed Common Stock in exchange for the disposition of the KonaRed business. Pursuant to the Shareholders’ Agreement, Shaun Roberts, Steven M. Schorr and Dana Roberts approved the transactions contemplated therein. Since October 4, 2013, Sandwich Isles has acted as a holding company with substantially all of its assets being the KonaRed Common Stock.

On May 23, 2014, Sandwich Isles was dissolved pursuant to Hawaii corporate law, pursuant to which it could not carry on any business except that appropriate to wind up and liquidate its business and affairs, including:

●	collecting its assets;
●	disposing of its properties that will not be distributed in kind to its shareholders;
●	discharging or making provision for discharging its liabilities;
●	distributing its remaining property among its shareholders according to their interests; and
●	doing every other act necessary to wind up and liquidate its business and affairs.

Sandwich Isles has completed the foregoing, including the Liquidating Distribution. The Liquidating Distribution was completed to change Sandwich Isles’ stockholders interest in the Company from indirect to direct ownership.

Legal Analysis

We request that the staff concur with our opinion that the distribution of the KonaRed Common Stock to Sandwich Isles stockholders as a liquidating distribution did not require registration under the Securities Act. For the reasons set forth below, it is our view that the Liquidating Distribution did not involve an “offer to sell” or “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act and, consequently, that registration of the KonaRed Common Stock was not required.

The staff has appropriately recognized the need for judgement in deciding whether certain unusual transactions: (a) constitute sales or offers to sell securities, or (b) require compliance with registration or exemption provisions of the Securities Act. In a number of situations where there is no meaningful change in the underlying beneficial ownership of investment securities, the staff has recognized that there is no “sale” involved, no new investment decision, no meaningful change in those bearing the economic risks, no need for registration, even when certain elements of those transactions, if viewed in isolation, might suggest otherwise.

The term “sale” is defined in Section 2(a)(3) as a disposition for “value.” The liquidating distribution of the KonaRed Common Stock by Sandwich Isles to Sandwich Isles’ stockholders did not constitute a disposition of securities for “value.” Sandwich Isles’ stockholders merely received in the liquidation that which they already indirectly own, i.e., the assets of Sandwich Isles, and neither Sandwich Isles nor KonaRed received any “value” in the Reorganization.

Rule 145 under the Securities Act provides that generally an offer or sale is involved when stockholders of a corporation are asked to vote on or consent to a plan or agreement for any of several types of business combinations, including a merger of one corporation with another corporation and a transfer of assets of one corporation to another corporation in consideration of the issuance of securities of the second corporation or its affiliates when, as part of such asset transfer, the first corporation will be dissolved or there will be a pro forma or similar distribution of the securities received from the second corporation to the stockholders of the first corporation. Rule 145(a)(2)-(3).

As recognized in the preliminary note to Rule 145, however, Rule 145 was intended to replace the prior “no sale” theory that treated exchanges of one investment for another investment occurring pursuant to a transaction requiring stockholder approval as resulting from a corporate action, rather than individual decisions. The purpose of Rule 145 was to extend the protection of registration where the stockholders voting on a transaction are being asked essentially to make “a new investment decision, whether to accept a new or different security in exchange for their existing security,” all pursuant to one of the specified types of business combinations. Rule 145, Preliminary Note.

In contrast to a business combination where stockholders of one or more corporations are being asked to make a new investment decision regarding a new or different security, the Sandwich Isles stockholders were not exchanging one investment for another and they were not giving any independent value as consideration for the purchase of a new security. Instead, the proposed Reorganization and liquidation of Sandwich Isles involved little more than a change from indirect to direct ownership by Sandwich Isles’ stockholders. Sandwich Isles’ stockholders were already the economic owners of the KonaRed Common Stock currently held through Sandwich Isles.

Furthermore, upon entry into the Shareholders’ Agreement, each Sandwich Isles’ stockholder transferred authority to Shaun Roberts, Steve M. Schorr and Dana Roberts and Dana Roberts lost her voting power prior to the vote on the Liquidating Distribution because she transferred her shares to Shaun Roberts and the Shareholders’ Agreement provided that only Messrs. Roberts and Schorr will have the voting power in such a case. Accordingly, only Shaun Roberts, Steve M. Schorr and Dana Roberts voted on the sale of the KonaRed business by Sandwich Isles to the Company and only Messrs. Roberts and Schorr voted on the Liquidating Distribution, and no other shareholders of Sandwich Isles voted on each transaction.

Accordingly, even if the Commission views that there was a sale pursuant to Rule 145(a)(3) in connection with the sale of the KonaRed business, Rule 145(a) would apply only to Shaun Roberts, Steve M. Schorr and Dana Roberts. With respect to Shaun Roberts, Steve M. Schorr and Dana Roberts, there was an exemption from the registration requirements under the Section 4(a)(2) of the Securities Act of 1933 as they were accredited investors and had access to the information about Sandwich Isles as directors and/or executive officers of Sandwich Isles and had access to the information about the Company through the Company’s public filings.

We note that the rest of Sandwich Isles shareholders made their respective investment decision at the time of subscription of Sandwich Isles common stock, but made no new investment decision subsequent to the subscription.

Similar Precedents

The staff has recognized in other very similar situations that no offer or sale is involved when stockholders of a closely-held corporation vote on a tax-free reorganization where the primary result is a change in beneficial ownership from indirect to direct, without meaningful change in the nature or amount of the securities in which the stockholder is invested.

Triad Guaranty, Inc. A no-action letter issued to Triad Guaranty, Inc. and Collateral Investment Corp. (available August 12, 2005) involved facts virtually identical in all material respects to the Reorganization and liquidation of Sandwich Isles.  Collateral Investment Corp. (“CIC”) was a privately held company with approximately one hundred stockholders. CIC and an affiliate of CIC owned approximately 35% of Triad Guaranty, Inc. (“Triad”), a Delaware company subject to the reporting requirements of the Exchange Act. In order to remove an unnecessary layer of organizational structure and for other business purposes, CIC proposed that it be liquidated and the Triad common stock held by CIC be distributed to CIC stockholders. Based on the facts presented to the Commission, the Commission did not recommend enforcement action in reliance on the legal opinion that the proposed liquidating dividend paid in common stock of Triad is not a sale within the meaning of Section 2(a)(3) of the Securities Act. In addition, for purposes of 144(d), transferees of the Triad shares were able to look to the period the shares had been held by CIC.

Jaymark. A no-action letter issued to Jaymark, Inc. (available July 21, 2000) involved facts virtually identical in all material respects to the Reorganization and liquidation of Sandwich Isles. Jaymark, Inc. (“Jaymark”) was a holding company that owned 62% of its primary operating subsidiary, JNI Corporation (“JNI”), plus the stock of two other corporations representing less than 10% of Jaymark’s assets. The remaining 38% of JNI stock was held by public stockholders and employees. Jaymark was a privately held company owned by approximately 60 individuals, plus an employee stock ownership plan and an unrelated corporation. Jaymark first divested itself of the two small corporations, without the need for any stockholder consent, and then engaged in a reorganization under Section 368(a)(1) of the Code in which substantially all of its remaining assets (which consisted of its 68% ownership of JNI common stock) were transferred to JNI in exchange for an equal number of new JNI shares which were then distributed in liquidation to Jaymark’s stockholders.

In reliance on counsel’s opinion that no sale was involved, the staff said it would not recommend any enforcement action if JNI did not register the issuance to Jaymark of the “new” JNI shares and the liquidating distribution of those shares by Jaymark to its stockholders. The staff also indicated that the new shares of JNI received by Jaymark and distributed to its stockholders would continue to be “restricted securities,” but that the Jaymark stockholders could tack Jaymark’s holding period for purposes of Rule 144(d).

TB&C BancShares, Inc. A no-action letter issued to TB&C BancShares, Inc. (available July 25, 2001) also involved facts virtually identical in all material respects to the Reorganization and liquidation of Sandwich Isles. TB&C BancShares, Inc. (“TB&C”) was holding company whose only asset consisted of approximately five percent of the outstanding shares of Synovus Financial Corp. (“Synovus”). TB&C was a privately held company owned by approximately 20 grantor retained annuity trusts created by relatives of the founders of TB&C. TB&C and Synovus engaged in a reorganization pursuant to Section 368(a)(1)(C) of the Code in which all of its shares of Synovus common stock were transferred to Synovus in exchange for the issuance of an equal number of new shares of Synovus common stock which were then distributed in liquidation to TB&C’s stockholders.

In reliance on counsel’s opinion that transactions were not sales within the meaning of Section 2(a)(3) of the Securities Act, the staff said it would not recommend enforcement action, upon the issuance of new Synovus shares to TB&C for an equal number of Synovus shares and the immediate liquidation and distribution of those shares ratably to its own stockholders, all without registration under the Securities Act. The staff said that the holding period for the new Synovus shares received by the TB&C stockholders I the liquidation could be tacked to the holding period of TB&C for purposes Rule 144(d).

The letter request indicated that TB&C planned to provide a brief transaction summary to its stockholders containing a concise description of the nature of the transaction, the anticipated tax consequence and the manner in which the number of shares of Synovus common stock to be distributed to each stockholder would be determined.

Additional No Action Letters. There are additional examples where a closely-held corporation whose primary asset and business consisted of holding a portion of a single public company’s stock engaged in some type of tax-efficient transaction causing the pre-existing shares of the public company held by the closely-held company be transferred to the public company, which were received on a substantially pro rata basis by the stockholders of the closely-held company when it liquidated or was acquired by the public company. In each case, the staff has focused on the continuity by the closely-held company’s stockholders of their beneficial ownership of and investment risk with respect to the public company’s shares both before and after the transaction involved as justification for allowing the tacking of holding periods by the closely-held company in determining the holding period of its stockholders. The no-action positions taken by the staff of the Commission in these letters are generally limited to the Rule 144 tacking question, but the reasoning employed (as described in the immediately preceding sentence) supports the broader proposition that no sale is involved as described more specifically in the Jaymark and TB&C letters reference above. MEI Energy (available June 2, 1986) (a holding company whose only assets consisted of approximately 10% of Belcor, a public reporting company, sought to distribute those shares in liquidation to its 111 stockholders); The Coca-Cola Company (available December 22, 1986) (the two holding companies that owned approximately 0.47% and 2.36%, respectively, of Coke stock, but did not have any other significant assets or conduct any other business, were merged into Coke pursuant to Section 368(a)(1)(A) of the Code, and new shares of Coke stock were substantially equal to the old shares of Coke stock held by those two companies were issued in the mergers to the stockholders of those two companies); First Executive Corporation (available May 6, 1986) (the closely-held company engaged in a tax-free reorganization under Section 368(a)(1)(B) of the Code in which its stockholders exchanged all of the outstanding stock of the closely-held company for new issued shares of First Executive Corporation Common Stock substantially equal to the shares of First Executive Stock that had been held by the holding company); The Morgan Stanley Leveraged Equity Fund II, L.P. (available February 4,1994) (tacking allowed by stockholders of closely-held corporation (and successive tacking by distributee partners of partnership that was one of the stockholders) when shares of closely-held company owning 36% of public company were exchanged for new shares of public company equal to 99% of old shares of public company owned by closely-held company); Borg-Warner Corporation (available November 7, 1991) (transfer to Sierra of the stock in Borg-Warner’s subsidiary that owned 8.5% of Sierra stock and held less than $50,000 in cash in exchange for substantially the same number of new Sierra shares); G&G Scientific Affiliates, Incorporated (available September 1988) (tax-free exchange by closely-held company of 20% of public company’s stock for the same number of public company shares, which were then distributed in liquidation to seven stockholders of the closely-held company); DNA Medical, Inc. (available December 12, 1983) (tacking of closely-held) corporation’s holding period allowed by five principal stockholders plus unspecified number of family members following tax-free exchange under Section 368(a)(1)(B) of the Code of closely-held company for newly issued public company shares equal to 91% of the pre-existing public company shares that were held by the closely-held company); Abacus Investments Limited (available October 5, 2007) (tacking of closely-held) corporation’s holding period allowed by forty stockholders; accord, J. William Hicks, Exempted Transactions under the Securities Act of 1933, § VIII D., Securities Law Series Law Series (Thompson/West 2005).

None of these examples was viewed as involving a sale or new investment decision that would interrupt the holding period. In several instances, the staff noted that transactions structured in a special way for tax considerations that result in the closely-held corporation’s stockholders acquiring the direct ownership on the substantially pro rata basis of substantially the same number of shares previously owned indirectly, upon the surrender or cancellation of shares in the closely-held company, should be treated the same for securities law purposes as a simple liquidation of the closely-held company. Where there is a continuity of beneficial ownership of the same issuer’s securities, there also is no new investment decision and no need for registration. Of particular note, some of these examples include situations where the staff has allowed the tacking of holding periods based on the primary effects of the overall transaction even if the public company acquires a relatively modest amount of cash or cash equivalents of those closely-held company, or slightly more old shares of its stock than the number of new shares it issues. As described above, in the no-action letter issued to The Morgan Stanley Leveraged Equity Fund II, L.P. (available February 4, 1994) the number of new shares issued was approximately 1% less than the number of old shares exchanged, in the no-action letter issued to DNA Medical, Inc. (available December 12, 1983) the number of new shares issued was approximately 9% less than the number of old shares exchanged, and in the no-action letter issued to Borg-Warner Corporation (available November 7 1991) the number of new shares issued was less than the number old shares exchanged (though the amount of the difference is not specified in the letter).

Based on the authorities discussed in this letter, we are of the opinion that the Liquidating Distribution did not result in an “offer to sell” or “sale” of KonaRed Common Stock under the Securities Act. Additionally, as discussed in the Background section above, adequate information about the Company is available to the public by virtue of the Company being a reporting company under the Exchange Act. We are not requesting that tacking be applied in our circumstances and the authorities discussed in this letter with respect of tacking are to indicate the range of stockholders to be considered a closely-held corporation.

Conclusion

On the basis of the foregoing, it is our opinion that the Liquidating Distribution of the KonaRed Common Stock by Sandwich Isles to Sandwich Isles stockholders did not require registration under the Securities Act, and that no policy underlying the Securities Act would be served by compelling Sandwich Isles, and ultimately its stockholders, to bear the delays and expense associated with a registration of the distribution of the KonaRed Common Stock under the Securities Act. We believe that these interpretations are consistent with the no-action positions taken by the staff in the past.

The Company proposes to effect the Registration Statement on Form S-1 Filed September 18, 2014 as soon as possible and is willing to add additional disclosure regarding the background discussed in this letter, if necessary. Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

Exhibit 1

Sandwich Isles Trading Co. Inc.
A Hawaii Corporation

SUBSCRIPTION AGREEMENT

Sandwich Isles Trading Co. Inc.
P.O. Box 701
Kalaheo, HI 96741
Attn: Shaun Roberts, CEO
Tax ID - 26-3224283

1.	UUUSUBSCRIPTIONUUU

The undersigned ("Investor"), intending to be legally bound, hereby irrevocably agrees to purchase from Sandwich Isles Trading Co. Inc. (the "Corporation") the number of shares of common stock of the Corporation (the “Shares” or “Stock”) set forth on the signature page hereof, at a purchase price of _______ per share.  Subscription is $______________.  Each share consists of one share of common stock of the Corporation.

This subscription is submitted to you in accordance with and subject to the terms and conditions described in this Subscription Agreement, and all attachments, schedules and exhibits thereto, relating to the offering of Shares by the Corporation (the “Offering”).

3.	UUUPAYMENTUUU

The Investor will immediately enclose and return a check to, or make a wire transfer payment to Sandwich Isles Trading Co. Inc. in the full amount of the purchase price of the Shares being subscribed for.  Wire transfer instructions are as follows:

Please instruct your bank to transfer the requisite funds with your personal information and the purpose of the transfer clearly identified to the following destination:

Account Name:	Sandwich Isles Trading Co. Inc.
Routing Number:	...
Account Number:	...
Bank Location:	...

Sandwich Isles Trading Co. Inc. - Subscription Agreement

Such funds will be held for the Investor's benefit and will be returned promptly, without interest, penalty, expense or deduction if the Corporation does not accept this Subscription Agreement or the Offering is terminated pursuant to its terms or by the Corporation.  Together with this Subscription Agreement and the wire transfer of the full purchase price, the Investor is delivering completed and executed signature pages of this Agreement.

3.	UUUACCEPTANCE OF SUBSCRIPTIONUUU

The Investor understands and agrees that the Corporation in its sole discretion reserves the right to accept or reject this or any other subscription for Shares, in whole or in part, notwithstanding prior receipt by the Investor of notice of acceptance of this subscription. The Corporation shall have no obligation hereunder until the Corporation shall execute and deliver to the Investor an executed copy of this Subscription Agreement. If this subscription is rejected in whole or the Offering is terminated, all funds received from the Investor will be returned without interest, penalty, expense or deduction, and this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, the funds for the rejected portion of this subscription will be returned without interest, penalty, expense or deduction, and this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4.	UUUREPRESENTATIONS AND WARRANTIESUUU

To induce the Corporation to accept the Investor's subscription, the Investor hereby represents and warrants to the Corporation that:

a.
The Investor is duly authorized to execute this Subscription Agreement and this Subscription Agreement, when executed and delivered by the Investor, will constitute a legal, valid, and binding obligation enforceable against the Investor in accordance with its terms; the person signing this Subscription Agreement on behalf of such entity has been duly authorized by such entity to do so; and the execution, delivery, and performance of this Subscription Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other necessary action on the part of the Investor;

b.
The Shares subscribed for hereby is being acquired by the Investor for investment purposes only, for the account of the Investor, and not with the view to any resale or distribution thereof, and the Investor is not participating, directly or indirectly, in a distribution of such Shares and will not take, or cause to be taken, any action that would cause the Investor to be deemed an "underwriter," as defined in Section 2(11) of the Securities Act of 1933, as amended (the "Act") of such Unit;

Sandwich Isles Trading Co. Inc. - Subscription Agreement

c.	The Investor has had access to all materials, books, records, documents, and information relating to the Corporation, and has been able to verify the accuracy of, and supplement, such information;

d.
The Investor acknowledges that the Investor has been offered an opportunity to ask questions of, and receive answers from, the Corporation concerning all material aspects of the Corporation's proposed business, and that any request for such information has been fully complied with to the extent the Corporation possess such information or can acquire it without unreasonable effort or expense;

e.
The Investor has had a reasonable opportunity to seek the advice of independent counsel and other advisors respecting an investment in the Corporation and the tax and other risks and implications thereof, and acknowledges that it has not been represented by counsel or other advisors to the Corporation with respect to its investment in the Corporation and that it is not relying on counsel or other advisors to the Corporation with respect to its investment in the Corporation;

f.
Any projections or pro-forma statements given to the Investor or the agents, attorneys or accountants of the Investor, as to potential operating revenues and expenses or as to any other matter or thing whatsoever, are not intended, nor are they to be deemed or construed as in any way assuring, insuring, or guaranteeing future results, and the Investor hereby unequivocally states that it has not relied on any such projections or other statements as an inducement to enter into this agreement;

g.
The Investor acknowledges that no oral or written representations have been made concerning the Corporation or its proposed business and the Investor has not construed any communication from the Corporation or its agents or representatives as investment or legal advice;

h.
The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Corporation, and the Investor's investment in the Corporation has been thoroughly reviewed by the Investor and the Investor's investment, tax, legal, accounting, and other advisors;

i.
The Investor has adequate means of providing for the current needs of the Investor and possible personal contingencies, and the Investor has no need for liquidity with respect to the investment of the Investor in the Corporation;

j.	The Investor is able to bear the economic risk of an investment in the Corporation and can afford a complete loss of its investment in the Corporation;

Sandwich Isles Trading Co. Inc. - Subscription Agreement

k.	The Investor has never been notified by the Internal Revenue Service that it is subject to backup withholding;

l.
The Investor recognizes that an investment in the Corporation involves a high degree of risk, and is subject to, among other things, those risks set forth in the Risk Factors attached to this Subscription Agreement ;

m.
The Investor is not investing in the Corporation as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of an investment in the Corporation by a person other than a representative of the Corporation with whom the Investor had a pre-existing relationship in connection with other types of investment transaction;

n.	The Investor is an "Accredited Investor" as that term is defined in Section 501(a) of Regulation D promulgated under the Act. Specifically the Investor is one of the following:

(i)         a bank as defined in Section 3(a)(2) of the Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.00; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000.00 or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

Sandwich Isles Trading Co. Inc. - Subscription Agreement

(ii)        a private business development company as defined in Section 202(a) (22) of the Investment Advisers Act of 1940;

(iii)       a corporation, Massachusetts or similar business trust, partnership or organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the Stock, with total assets in excess of $5,000,000.00;

(iv)       a director or officer of Bioponic Phytoceuticals, Inc. or Malie, Inc.;

(v)        a natural person whose individual net worth or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000.00;

(vi)       a natural person who had an individual income (not including his or her spouse's income) in excess of $200,000.00 in the last two (2) years or joint income with his or her spouse in excess of $300,000.00 in each of those years and has a reasonable expectation of reaching such income level in the current year;

(vii)      a trust, with total assets in excess of $5,000,000.00, not formed for the specific purpose of acquiring the Stock, whose purchase is directed by a person having such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks entailed in the purchase of the Stock; or

(viii)     an entity in which all of the equity owners are Accredited Investors (if this alternative is checked, the Investor must identify each equity owner and provide statements signed by each demonstrating how each is qualified as an accredited investor);

o.	The Investor has not entered into any agreement to pay commissions to any persons with respect to the purchase or sale of the Stock;

p.
All information which the Investor has heretofore furnished and furnished herewith to the Corporation, including, without limitation, the certification as to its status as an "Accredited Investor" within the meaning of Rule 501 under the Act and applicable state securities laws, and any other information or representations with respect to its financial position and business experience is correct and complete as of the date of this Subscription Agreement, and if there should be any material change in such information prior to its purchase of the Unit, it will immediately furnish such revised or corrected information to the Corporation;

Sandwich Isles Trading Co. Inc. - Subscription Agreement

q.
Within five days after receipt of a request from the Corporation, the Investor hereby agrees to provide such information and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Corporation is subject; and

r.
The foregoing representations, warranties, and agreements, together with all other representations and warranties made or given by the Investor to the Corporation in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the date of the Investor's purchase of the Unit as if made on and as of such date and shall survive such date.

s.
The Investor covenants to advise the Corporation by telephone and in writing of any representation or warranty contained in this Section 4 which becomes untrue prior to the Investor's purchase of the Stock.

5.	UUUIndemnificationUUU.

The Investor understands the meaning and legal consequences of the representations and warranties made by the Investor in this Subscription Agreement, and agrees to indemnify and hold harmless the Corporation, its Directors, officers, stockholders, employees, affiliates, counsel, agents, and the successors, and assigns, if any, of each of the foregoing, from and against any and all loss, damage, liability, or expense (including, without limitation, attorneys' fees), as and when incurred, due to or arising out of (in each case in whole or in part) any breach of any representation or warranty made by the Investor, whether contained in this Subscription Agreement or any other agreement or other document furnished by the Investor to any of the foregoing in connection with this transaction, any failure by the Investor to fulfill any of its covenants or agreements set forth herein or therein, or arising out of the resale or distribution by the Investor of the Unit, or any portion thereof, in violation of the Act or any applicable foreign or state securities or "blue sky" law.

6.	UUUFurther Documents.

The Investor agrees that it will execute such other documents as may be necessary or desirable in connection with the transactions contemplated hereby.

Sandwich Isles Trading Co. Inc. - Subscription Agreement

7.	UUUIrrevocability; Binding EffectUUU.

The Investor hereby acknowledges and agrees that the subscription hereunder is irrevocable, that the Investor is not entitled to cancel, terminate, or revoke this Subscription Agreement or any agreements of the Investor hereunder, and that this Subscription Agreement and such other agreements shall be binding upon and inure to the benefit of the parties and their successors, legal representatives, and assigns.

8.	UUUModificationUUU.

Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge, or termination is sought.

9.	UUUNoticesUUU.

Any notice, demand, or other communication which any party hereto may be required, or may elect, to give to any other party hereunder shall be in writing and shall be considered as duly given on the date of delivery if delivered in person or telecopy; or, five days after mailing if mailed from within the continental United States by registered or certified mail, return receipt requested, to the party entitled to receive the same, if given to the Corporation, to the address or telecopier number set forth above, and if given to the Investor, to the address or telecopy number set forth on the signature page hereof.

10.	UUUCounterpartsUUU.

This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts and each such counterpart shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

11.	UUUEntire AgreementUUU.

This Subscription Agreement contains the entire agreement of the parties with respect to the subject matter hereof and there are no representations, covenants, or other agreements except as stated or referred to herein.

12.	UUUSeverabilityUUU.

Each provision of this Subscription Agreement is intended to be severable from every other provision, and the invalidity or illegality of any portion hereof shall not affect the validity or legality of the remainder hereof.

Sandwich Isles Trading Co. Inc. - Subscription Agreement

13.	UUUAssignabilityUUU.

This Subscription Agreement is not transferable or assignable by the Investor.

14.	UUUApplicable LawUUU.
This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii relating to contracts entered into and to be performed wholly within such State.  Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted exclusively for private binding arbitration in Kauai County, Hawaii before one arbitrator.  The costs of the arbitration, including any administration fee, the arbitrator’s fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration.  Attorneys’ fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. THE INVESTOR HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

15.	UUUBlue Sky Qualification.

The purchase of Shares under this Subscription Agreement is expressly conditioned upon the exemption from qualification of the offer and sale of the Shares from applicable Federal and state securities laws. The Corporation shall not be required to qualify this transaction under the securities laws of any jurisdiction and, should qualification be necessary, the Corporation shall be released from any and all obligations to maintain its offer, and may rescind any sale contracted, in the jurisdiction.

16.	UUUTaxpayer Identification NumberUUU.

The Investor verifies under penalties of perjury that any Taxpayer Identification Number or Social Security Number shown below is true, correct, and complete.

17.	UUUConfidentialityUUU.

The Investor acknowledges and agrees that any information or data it has acquired from or about the Corporation, not otherwise properly in the public domain, was received in confidence.  The Investor agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Agreement, or use to the detriment of the Corporation or for the benefit of any other person or persons, or misuse in any may, any confidential information of the Corporation, including any scientific, technical, trade or business secrets of the Corporation and any scientific, technical, trade or business materials that are treated by the Corporation as confidential or proprietary, including, but not limited to, ideas, discoveries, inventions, developments and improvements belonging to the Corporation and confidential information obtained by or given to the Corporation about or belonging to third parties.

Sandwich Isles Trading Co. Inc. - Subscription Agreement

18. UUUMiscellaneousUUU

(a) This Agreement constitutes the entire agreement between the Investor and the Corporation with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.  The terms and provisions of this Agreement may be waived, or consent for the departure there from granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b) The Investor's representations and warranties made in this Agreement shall survive the execution and delivery hereof and delivery of the Purchase Shares.

(c) Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

(d) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument

(e) Each provision of this Subscription Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

This Subscription Agreement, and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the Investor.  If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the Investor are made jointly and severally.

[THIS SPACE INTENTIONALLY LEFT BLANK]

Sandwich Isles Trading Co. Inc. - Subscription Agreement

Executed at ____________ , this _________ day of ________, 2013.

Investment:      __________________________
Signature

_________________________

_________________________
(subscriber signature)

Address:                            _________________________

 _________________________
Phone:                                 _________________________
Email:                                   _________________________
Social Security Number:   _________________________
UUU

ACCEPTANCEUUU

Accepted this _____ day of ________, 2013

By:

_________________________
Shaun Roberts, CEO
Sandwich Isles Trading Co. Inc.

Sandwich Isles Trading Co. Inc. - Subscription Agreement

Exhibit 2

SHAREHOLDERS’ AGREEMENT
of
Sandwich Isles Trading Co. Inc.

This Shareholders’ Agreement (the “Agreement”) is entered into as of October 1, 2008 (the “Effective Date”), by and between Sandwich Isles Trading Co. Inc., a Hawaii corporation (“Sandwich Isles” or the “Corporation”), and Shaun and Dana Roberts, Steven M. Schorr, Michael Keola Sheehan, Daniel Hurtado, Don and Vi Roberts, Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas, Lance Hobwood, Ryan Foster, the Foster 2008 Irrevocable Trust, Chris Coscino, James Kniest, UBS Financial FBO Michael Gayner IRA, Steven Rotstain and Pamela Herrera, Rick Fuchs, Tom Greenwell, James Montgomery, Nicholas Hugh Lucas, Patrick Cassier, Sandra Cassier, Susan and Nathalea Torrey, Marsaili and Todd Kelly, Lindsey Noelani Schmidt Fritz and Michael Anthony Fritz, Sion Milosky, Hamiel Schorr, Nicholas Grabenstein and Jamie Rawlinson, Le Fevre Interest Limited FLP and Tom and Rachel Van Betten, Bill Van Dyke, Dan and Carol Curtis, Wide New Company, Inc, Sandra Rotstain Zimmer, Simon Farji Ramirez, Sterling and Catherine Coberly, Jeff Lundwall, Chris Scroggins, Alexa Gulliford, Daniel Gaisford, John Torre, Patrick Cassier, Sylvia West, Nebakanezer Freesher LLC, Lombardy Properties, LTD, Jose A. Goldszmidt, Shulamit Fischman, Securities Financial Capital, S.A., UBS Financial FBO Michael Gayner IRA, Todd A. Thompson, Clifford T.Y. Au and Debra R. Takeuchi-Au, Rodas Family Trust, Sandra J. Yorong IRA, Alan H. Kodama, Steven Ingledue, Chelsea Robin Cordner, Robert A. McInnus, Rick Travis, 01 The Entrust Group Inc. FBO James W. Kniest IRA #54-00112, Carlos Enrique Camet Piccone, Cynthia Pegolo, Mike Lawton, Robert Nevil, Mary Tutterow, Kedarnath M. Davis, Ramachandra Davis, Vrindaban Misri, Andrew & Jenelle Castellini JTWROS, Kelley Hunt, Brett Alexander Morriss & Janice Elaine Morriss, William D Pratt, E.A.T.S. For Good LLC, Scott Hettermann, Kristin Hettermann, Carlos Icochea, Grupo Santa Margarita, S.A.,  Gary Kewley, Brett Bennett, James C Fleming, Eric Robert Drew, Josh Friedman, Solait Corp,  Sapourn 2009 Family Trust, Mitchell R. Sanders, 01 The Entrust Group Inc. FBO Kimberly Ann Grant IRA #54-00547, Keanuenue Investments LLC EIN # 27-4029921, and Sapourn Family 2009 Trust, Steven Sapourn Trustee, Edmond A. Alberton, Jason King, Frank Crotti, Allegra Love, Bear Foods International, LLC, Ronald P. Solari, Mary Jane Skelton, Michael & Sharon Lawton JTWROS, Korinthos Holding Ltd, Roswitha Elisabeth Gabriel, Mike Wallace, Shawn V. Gruver, William Colin Walker & Lauren Elizabeth Walker, Band of Gypsies, Jerry Klein, Bear Foods International, LLC, Robert Mark & R. Victory Repp, James A. Bryce, Ernest Carbonel, Meagan Rice, Johnathan Rivera, Naaman Ah Chin, Bricyn Ah Chin, Joyce H. Vidinha, Douglas Ray Waiamau, Victor Ah Hee, Jerry K. Jona Jr., Brent Zimmerman, Scott & Lori Halverson, UBS Financial Services Inc. FBO Scott Halverson IRA UC04738 Tax ID # 13-2638166, Kristina Baer, Josefina Anorga Camet, Jimmy Osuna, Jamie Mitchell, Freya Canace Van Ruth, Bob McInnis, Bobby McInnis, Paul G. Ventura, Mahealani & Robert Riley, James & Vanessa Beaton, Juan Pedro Oechsle Bernos, Mac Proof Inc, Rick Fuchs, Michael Gayner IRA, Shonny Vanlandingham, Michael & Carole Stanley, Cora Speck, Wendy B. Crabb, Trust, Alice K. Robinson Revocable Trust Dated October 31, 1991, Andrew K. Evans, Shonny Vanlandingham, Curt Smith, Castellini Ohana Trust, Casey & Katia Eidson, and Ramsay Gayner and Ami and Kahaliilani NS Suganuma and David Hegsted and Robert Mark Campbell and Tracey Lucille Campbell and Kerry H. Tamayose and Benjamin S. Fonseca JR. and Travis K. Fonseca and Lisa P. Fonseca and Benjamin S. Fonseca SR and Veronica R. Fonseca and The Entrust Group, Inc. FBO Brent Christopher Zimmerman IRA# 54-00750 and Matthew Delduchetto and Daryn Ogino (collectively referred to as “Shareholders” and individually referred to as “Shareholder”) with regard to all of the Corporation’s stock outstanding now issued or issued at any later date.  The Corporation and the Shareholders agree as follows:

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

This Agreement shall be enforceable against the Corporation and all present or future Shareholders of the Corporation, including persons who become Shareholders subsequent to the approval or execution of this Agreement and who do not approve or execute this Agreement.

ARTICLE 1.  PARTIES AND PURPOSES

1.01           Identity of Parties.  The Shareholder(s) named below either owns or intends to purchase all the outstanding shares of the Corporation (the “Shares”), as follows:

Shareholder: Shaun and Dana Roberts as Joint Tenants	Number of Shares: 4,987,500
with rights of Survivorship

Shareholder: Steven M. Schorr	Number of Shares: 4,000,000

Shareholder: Michael Keola Sheehan	Number of Shares: 150,000

Shareholder: Daniel Hurtado	Number of Shares: 150,000

Shareholder: Don and Vi Roberts	Number of Shares: 75,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 150,000
Eva Maria Moreno Vacas

Shareholder: Lance Hobwood	Number of Shares: 150,000

Shareholder: Ryan Foster	Number of Shares: 150,000

Shareholder: Foster 2008 Irrevocable Trust	Number of Shares: 370,370

Shareholder: James Kniest	Number of Shares: 60,000

Shareholder: Chris Coscino	Number of Shares: 150,000

Shareholder: UBS Financial FBO Michael Gayner IRA	Number of Shares: 50,000

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 150,000

Shareholder: Rick Fuchs	Number of Shares: 100,000

Shareholder: Tom Greenwell	Number of Shares: 50,000

Shareholder: James Montgomery	Number of Shares: 1,175

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Nicholas Hugh Lucas	Number of Shares: 10,000

Shareholder: Lance Hobwood	Number of Shares: 87,500

Shareholder: Patrick Cassier	Number of Shares: 25,000

Shareholder: Sandra Cassier	Number of Shares: 5,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 75,000
Eva Maria Moreno Vacas

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 125,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 150,000
Eva Maria Moreno Vacas

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 100,000

Shareholder: Susan and Nathalea Torrey	Number of Shares: 10,000

Shareholder: James Kniest

Shareholder: James Kniest	Number of Shares: 15,000

Shareholder: James Kniest	Number of Shares: 25,000

Shareholder: James Kniest	Number of Shares: 60,000

Shareholder: James Kniest	Number of Shares: 22,860

Shareholder: Marsaili and Todd Kelly	Number of Shares: 2,000

Shareholder: Lindsey Noelani Schmidt Fritz and	Number of Shares: 3,000
Michael Anthony Fritz

Shareholder: Sion Milosky	Number of Shares: 1,500

Shareholder: Hamiel Schorr	Number of Shares: 1,000,000

Shareholder: Nicholas Grabenstein and
Jamie Rawlinson	Number of Shares: 10,000

Shareholder: Le Fevre Interest Limited FLP	Number of Shares: 100,000

Shareholder: Tom and Rachel Van Betten	Number of Shares: 13,334

Shareholder: Bill Van Dyke	Number of Shares: 50,000

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Sion Milosky	Number of Shares: 1,500

Shareholder: Shaun and Dana Roberts	Number of Shares: 50,000

Shareholder: Dan and Carol Curtis	Number of Shares: 5,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 75,000
Eva Maria Moreno Vacas

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 125,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 25,000
Eva Maria Moreno Vacas

Shareholder: Wide New Company, Inc	Number of Shares: 300,000

Shareholder: Sandra Rotstain Zimmer and	Number of Shares: 300,000
Simon Farji Ramirez

Shareholder: Sterling and Catherine Coberly	Number of Shares: 20,000

Shareholder: Jeff Lundwall	Number of Shares: 166,666

Shareholder: Chris Scroggins and Alexa Gulliford	Number of Shares: 20,000

Shareholder: Daniel Gaisford	Number of Shares: 800,000

Shareholder: John Torre	Number of Shares: 10,000

Shareholder: Patrick Cassier	Number of Shares: 17,000

Shareholder: Sylvia West	Number of Shares: 10,000

Shareholder: Nebakanezer Freesher, LLC	Number of Shares: 10,000

Shareholder: Bill Van Dyke	Number of Shares: 50,000

Shareholder: Keola Sheehan	Number of Shares: 25,000

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 157,238
Eva Maria Moreno Vacas

Shareholder: Juan Gonzalo Camet Piccone and	Number of Shares: 26,000
Eva Maria Moreno Vacas

Shareholder: Steve Rotstain & Pamela Herrera	Number of Shares: 132,238

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Hugh Foster	Number of Shares: 60,000

Shareholder: Lombardy Properties, LTD	Number of Shares: 142,857

Shareholder: Jose A. Goldszmidt and Shulamit Fischman	Number of Shares: 72,000

Shareholder: Securities Financial Capital, S.A.	Number of Shares: 357,143

Shareholder: UBS Financial FBO Michael Gayner IRA	Number of Shares: 71,429

Shareholder: Todd A. Thompson	Number of Shares: 7143

Shareholder: Clifford T.Y. Au and Debra R. Takeuchi-Au	Number of Share: 15,000

Shareholder: Rodas Family Trust	Number of Shares: 91,429

Shareholder: Sandra J. Yorong	Number of Shares: 15,000

Shareholder: Alan H. Kodama	Number of Shares: 15,000

Shareholder: Steven Ingledue	Number of Shares: 45,714

Shareholder: Chelsea Robin Cordner	Number of Shares: 71,429

Shareholder: Robert A. McInnis	Number of Shares: 35,714

Shareholder: Rick Travis	Number of Shares: 142,857

Shareholder: 01 The Entrust Group Inc. FBO	Number of Shares: 72,857
James W. Kniest IRA #54-00112

Shareholder: Carlos Enrique Camet Piccone	Number of Shares: 71,429

Shareholder: Sion Milosky	Number of Shares: 30,000

Shareholder: Cynthia Pegolo	Number of Shares: 7,143

Shareholder: Mike Lawton	Number of Shares: 4,286

Shareholder: Robert Nevil	Number of Shares: 7,143

Shareholder: Mary Tutterow	Number of Shares: 35,714

Shareholder: Kedarnath M. Davis	Number of Shares: 2,857

Shareholder: Ramachandra Davis	Number of Shares: 1,429

Shareholder: Robert A. McInnus	Number of Shares: 28,571

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Nebakanezer Freesher LLC	Number of Shares: 142,857

Shareholder: Nebakanezer Freesher LLC	Number of Shares: 4,286

Shareholder: Sylvia A. West	Number of Shares: 4,286

Shareholder: Vrindaban Misri	Number of Shares: 14,286

Shareholder: Kelley Hunt	Number of Shares: 14,286

Shareholder: Brett Alexander Morriss &	Number of Shares: 142,85
Janice Elaine Morriss

Shareholder: William D Pratt	Number of Shares: 71,429

Shareholder: Carlos Enrique Camet Piccone	Number of Shares: 50,000

Shareholder: E.A.T.S For Good LLC	Number of Shares: 2,500

Shareholder: E.A.T.S. For Good LLC	Number of Shares: 35,714

Shareholder: Scott Hettermann	Number of Shares: 14,286

Shareholder: Keola Sheehan	Number of Shares: 35,714

Shareholder: James Kniest	Number of Shares: 40,005

Shareholder: Kristin Hettermann	Number of Shares: 14,286

Shareholder: Carlos Icochea	Number of Shares: 57,143

Shareholder: Grupo Santa Margarita, S.A.	Number of Shares: 214,286

Shareholder: Gary Kewley	Number of Shares: 7,500

Shareholder: E.A.T.S. For Good LLC	Number of Shares: 5,000

Shareholder: Brett Bennett	Number of Shares: 2,500

Shareholder: James C Fleming	Number of Shares: 14,286

Shareholder: Eric Robert Drew	Number of Shares: 71,429

Shareholder: Carlos Enrique Camet Piccone	Number of Shares: 21,429

Shareholder: Jeff Lundwall	Number of Shares: 21,429

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Josh Friedman	Number of Shares: 28,571

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 26,000

Shareholder: Solait Corp	Number of Shares: 107,143

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 107,143

Shareholder: Solait Corp	Number of Shares: 22,750

Shareholder: Steven Rotstain and Pamela Herrera	Number of Shares: 22,750

Shareholder: Mitchell R. Sanders	Number of Shares: 14,286

Shareholder: 01 The Entrust Group Inc.	Number of Shares: 14,286
FBO Kimberly Ann Grant
IRA # 54-00547

Shareholder: E.A.T.S. For Good LLC	Number of Shares: 1,000

Shareholder: Keanuenue Investments LLC	Number of Shares: 71,429
EIN # 27-4029921

Shareholder: Sapourn Family 2009 Trust,	Number of Shares: 128,571
Steven Sapourn Trustee

Shareholder: Edmond A. Alberton	Number of Shares: 14,286

Shareholder: Jason King	Number of Shares: 24,286

Shareholder: Frank Crotti	Number of Shares: 14,286

Shareholder: Allegra Love	Number of Shares: 71,429

Shareholder: Bear Foods International, LLC	Number of Shares: 142,857

Shareholder: Ronald P. Solari	Number of Shares: 14,286

Shareholder: Mary Jane Skelton	Number of Shares: 14,286

Shareholder: Michael & Sharon Lawton JTWROS	Number of Shares: 57,143

Shareholder: Korinthos Holding Ltd	Number of Shares: 105,000

Shareholder: Roswitha Elisabeth Gabriel	Number of Shares: 85,714

Shareholder: Robert A. Schick	Number of Shares: 14,286

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Mike Wallace	Number of Shares: 71,429

Shareholder: Lombardy Properties, LTD	Number of Shares: 214,286

Shareholder: Shawn V. Gruver	Number of Shares: 71,429

Shareholder: William Colin Walker &	Number of Shares: 35,714
Lauren Elizabeth Walker

Shareholder: Band of Gypsies	Number of Shares: 2,857

Shareholder: Jerry Klein	Number of Shares: 7,143

Shareholder: Robert Mark & R. Victory Repp	Number of Shares: 14,286

Shareholder: Allegra Love	Number of Shares: 71,429

Shareholder: Keanuenue Investments LLC	Number of Shares: 7,143
EIN # 27-4029921

Shareholder: William D Pratt	Number of Shares: 7,143

Shareholder: James A. Bryce	Number of Shares: 35,714

Shareholder: Allegra Love	Number of Shares: 35,714

Shareholder: Ernest Carbonel	Number of Shares: 3,000

Shareholder: Meagan Rice	Number of Shares: 21,430

Shareholder: Johnathan Rivera	Number of Shares: 18,500

Shareholder: Naaman Ah Chin	Number of Shares: 21,430

Shareholder: Bricyn Ah Chin	Number of Shares: 71,430

Shareholder: Joyce H. Vidinha	Number of Shares: 7,143

Shareholder: Douglas Ray Waiamau	Number of Shares: 30,000

Shareholder: Victor Ah Hee	Number of Shares: 6,000

Shareholder: Jerry K. Jona Jr.	Number of Shares: 7,500

Shareholder: Jeff Lundwall	Number of Shares: 35,714

Shareholder: Brent Zimmerman	Number of Shares: 71,429

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Scott & Lori Halverson	Number of Shares: 71,429

Shareholder: UBS Financial Services Inc.	Number of Shares: 71,429
FBO Scott Halverson IRA UC04738
Tax ID # 13-2638166

Shareholder: Josh Friedman	Number of Shares: 28,571

Shareholder: Solait Corp	Number of Shares: 11,250

Shareholder: Steven Rotstain & Pamela Herrera	Number of Shares: 11,250

Shareholder: Kristina Baer	Number of Shares: 14,286

Shareholder: Josefina Anorga Camet	Number of Shares: 7,143

Shareholder: Jeff Lundwall	Number of Shares: 14,286

Shareholder: Jimmy Osuna	Number of Shares: 10,000

Shareholder: Jason King	Number of Shares: 57,143

Shareholder: Jamie Mitchell	Number of Shares: 10,625

Shareholder: Freya Canace Van Ruth	Number of Shares: 1,875

Shareholder: Bob McInnis	Number of Shares: 42,857

Shareholder: Bobby McInnis	Number of Shares: 14,286

Shareholder: Paul G. Ventura	Number of Shares: 71,429

Shareholder: Mahealani & Robert Riley	Number of Shares: 71,429

Shareholder: James & Vanessa Beaton	Number of Shares: 114,286

Shareholder: Steven Rotstain & Pamela Herrera	Number of Shares: 52,500

Shareholder: Solait Corp	Number of Shares: 52,500

Shareholder: Lance Hobwood	Number of Shares: 12,500

Shareholder: Juan Pedro Oechsle Bernos	Number of Shares: 150,000

Shareholder: Mac Proof Inc	Number of Shares: 4,600

Shareholder: Jeff Lundwall	Number of Shares: 71,429

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Rick Fuchs	Number of Shares: 42,857

Shareholder: Michael Gayner IRA	Number of Shares: 21,429

Shareholder: Shonny Vanlandingham	Number of Shares: 35,714

Shareholder: Michael & Carole Stanley	Number of Shares: 28,571

Shareholder: Cora Speck	Number of Shares: 50,000

Shareholder: Wendy B. Crabb, Trust	Number of Shares: 142,857

Shareholder: Alice K. Robinson	Number of Shares: 142,857
Revocable Trust Dated October 31, 1991

Shareholder: Andrew K. Evans	Number of Shares: 71,429

Shareholder: Shonny Vanlandingham	Number of Shares: 35,714

Shareholder: Curt Smith	Number of Shares: 69,500

Shareholder: Jamie Mitchell	Number of Shares: 35,714

Shareholder: The Entrust Group Inc,	Number of Shares: 71,429
FBO James W. Kniest IRA #54-00112

Shareholder: James Kniest	Number of Shares: 125,000

Shareholder: Jeff Lundwall	Number of Shares: 3,320

Shareholder: Josh Friedman	Number of Shares: 1,600

Shareholder: Chrissy Colangelo	Number of Shares: 150

Shareholder: Castellini Ohana Trust	Number of Shares: 232,035

Shareholder: Casey & Katia Eidson	Number of Shares: 7,143

Shareholder: Ramsay Gayner	Number of Shares: 35,000

Shareholder: Jamie Paul Mitchell	Number of Shares: 10,625

Shareholder: Ami and Kahaliilani NS Suganuma	Number of Shares: 28,571

Shareholder: David Hegsted	Number of Shares: 20,000

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Shareholder: Robert Mark Campbell and	Number of Shares: 35,714
Tracey Lucille Campbell

Shareholder: Kerry H. Tamayose	Number of Shares: 28,571

Shareholder: Benjamin S. Fonseca JR	Number of Shares: 35,714

Shareholder: Travis K. Fonseca	Number of Shares: 35,714
Lisa P. Fonseca

Shareholder: Benjamin S. Fonseca SR	Number of Shares: 21,429
Veronica R. Fonseca

Shareholder: Steven Rotstain and Pamela Herrara	Number of Shares: 20,000

Shareholder: James and Vanessa Beaton	Number of Shares: 28,571

Shareholder: The Entrust Group, Inc. FBO	Number of Shares: 14,286
Brent Christopher Zimmerman IRA# 54-00750

Shareholder: Matthew Delduchetto	Number of Shares: 71,429

Shareholder: Solait Corp	Number of Shares: 166,667

Shareholder: Daryn Ogino	Number of Shares: 14,286

A list of Shareholders shall be set forth in Exhibit 1 and shall be automatically amended as needed to reflect any persons or entities issued Shares following the Effective Date of this Agreement.  Set forth in Exhibit 2 shall be the form of agreement executed by any person or entity that is issued Shares following the Effective Date of this Agreement whereby that person or entity agrees to be bound by the terms of this Agreement.

The number of Shares owned by Shareholder on the Effective Date or on the date set forth in Exhibit 1 becomes operative will be controlling in the event of a discrepancy between that number and the number of Shares stated above.

1.02         Protective Purpose of Agreement.  The purpose of this Agreement is to ensure that the Corporation’s Shares remain closely held, to protect the Corporation’s management and control from persons not acceptable to all Shareholders.

1.03         Market Purpose of Agreement.  The purpose of this Agreement is also to provide a ready market for the Corporation’s Shares in the event of the transfer of shares by a Shareholder or the estate of a Shareholder.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

ARTICLE 2.  ENFORCEMENT

2.01         New Shares.  The Shareholders hereby agrees that any shares of capital stock of Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the Effective Date of this Agreement shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.02         Restriction on Transfer.  To accomplish the purposes of this Agreement, any transfer, sale, assignment, hypothecation, encumbrance, or alienation of any of the Shares of the Corporation, other than according to the terms of this Agreement, is void and transfers no right, title, or interest in or to those Shares to the purported transferee, buyer, assignee, pledgee, or encumbrance holder.  Each Shareholder shall have the right to vote Shares held of record and to receive dividends paid on them until the Shares are sold or transferred in accordance with this Agreement.

2.03         Legend on Share Certificates.  Each share certificate, whether presently owned or subsequently acquired, shall be endorsed on the back of such certificate with a restrictive legend that shall read substantially as follows:

THE VOTING RIGHTS, TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, ALIENATION OR OTHER ENCUMBRANCE OR DISPOSITION OR ALIENATION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY A SHAREHOLDERS’ AGREEMENT AMONG THE SHAREHOLDER OF THIS CERTIFICATE, THE OTHER SHAREHOLDERS OF THE CORPORATION AND THE CORPORATION DATED AS OF OCTOBER 1, 2008.  A COPY OF THE SHAREHOLDERS’ AGREEMENT IS AVAILABLE FOR INSPECTION DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL OFFICE OF THE CORPORATION.  ALL THE TERMS AND PROVISIONS OF THE SHAREHOLDERS’ AGREEMENT ARE INCORPORATED BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

THE SHARES EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND ARE “RESTRICTED SECURITIES” AS DEFINED BY RULE 144 UNDER THE 1933 ACT.  THE SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR DISTRIBUTED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT REGISTERING THE SHARES UNDER THE 1933 ACT AND THE SECURITIES LAWS OF ANY STATE REQUIRING SUCH REGISTRATION, OR IN LIEU THEREOF, AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE ISSUER OF THE SHARES, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACTS. WITHOUT LIMITING THE FOREGOING, THE SHARES MAY NOT BE SOLD WITHIN TWELVE MONTHS AFTER THE DATE OF THIS CERTIFICATE WITHOUT AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE ISSUER, THAT SUCH SALE DOES NOT VIOLATE THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, AS AMENDED, OR THE RULES AND REGULATIONS THEREUNDER.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

2.04         Stamping of Certificates.  All stock certificates representing shares of common stock of the Corporation shall be stamped with the statements set forth in Section 2.03 of this Agreement in a prominent manner on the certificate.

2.05         Deposit of   with Corporation.  Concurrently with the execution of this Agreement, each Shareholder has deposited his, hers or its Shares with the Corporation and each Shareholder shall have the right to vote Shares held of record and to receive dividends paid on them until the Shares are sold or transferred, as provided in this Agreement.

ARTICLE 3.  TRANSFER OF AUTHORITY; VOTING RESTRICTIONS

3.01         Transfer of All Authority to Exercise Corporate Powers and to Manage the Business Affairs of the Corporation.  Notwithstanding anything in the Hawaii Revised Statutes to the contrary and in accordance with Hawaii Revised Statutes 414-163, Shareholder hereby transfers all authority to exercise the corporate powers of the Corporation and all authority to manage this business affairs of the corporation; including the resolution of any issue about which there exists a deadlock among Directors or Shareholders to: Dana Roberts and Shaun Roberts (acting together as one person or entity) and Steve M. Schorr in equal proportion.

3.02         Minimum Vote of Shares Required for Approval of Actions.  Notwithstanding the foregoing or anything in the Hawaii Revised Statutes to the contrary and in accordance with Hawaii Revised Statutes 414-163, Shareholder hereby agrees that at every meeting of the Shareholders of the Corporation and at every adjournment thereof, and on every action or approval by written consent of the Shareholders of the Corporation with respect to any action requiring the approval of the Shareholders of the Corporation, any vote of the Shareholders of the Corporation requiring the approval of the Shareholders of the Corporation (referred hereinafter to as an “Action Requiring Approval”) must include both the vote of the Shares held by Shaun and Dana Roberts in favor of any such Action Requiring Approval and the vote of the Shares held by Steven M. Schorr in favor of any such Action Requiring Approval.

If Shaun and Dana Roberts are no longer Shareholders at the time of any Action Requiring Approval, then such Action Requiring Approval must include the vote of the Shares held by Steven M. Schorr in favor of any such Action Requiring Approval.

If Steven M. Schorr is no longer a Shareholder at the time of any Action Requiring Approval, then such Action Requiring Approval must include the vote of the Shares held by Shaun and Dana Roberts in favor of any such Action Requiring Approval.

For example, if a vote of a majority of Shareholders of the Corporation is required to approve an amendment to the Articles of Incorporation of the Corporation, the vote by Steven M. Schorr against the approval of an amendment to the Articles of Incorporation would be sufficient to prevent such an amendment even if all the other Shareholders voted in favor of such an amendment.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

3.03         Maximum Vote of Shares Required for Approval of Actions.  Notwithstanding the foregoing and anything in the Hawaii Revised Statutes to the contrary and in accordance with Hawaii Revised Statutes 414-163, Shareholder hereby agrees that the vote of the Shares held by Shaun and Dana Roberts in favor of any Action Requiring Approval and the vote of the Shares held by Steven M. Schorr in favor of any Action Requiring Approval shall constitute a vote of Shareholders sufficient to approve such an Action Requiring Approval, regardless of the number of Shares then held by Shaun and Dana Roberts or Steven M. Schorr.

For example, if a vote of a majority of Shareholders of the Corporation is required to approve an amendment to the Articles of Incorporation of the Corporation, the vote by Steven M. Schorr and Dana and Shaun Roberts in favor of approval of an amendment to the Articles of Incorporation would be sufficient to approve such an amendment even if the unanimous vote of all the other Shareholders was required by the Hawaii Revised Statutes to approve such an amendment or if the number of Shares then held by Steven M. Schorr and Dana and Shaun Roberts did not constitute a majority of Shares of the Corporation.

If Shaun and Dana Roberts are no longer Shareholders at the time of any Action Requiring Approval, then such Action Requiring Approval may be approved solely by the vote of the Shares held by Steven M. Schorr in favor of any such Action Requiring Approval.

If Steven M. Schorr is no longer a Shareholder at the time of any Action Requiring Approval, then such Action Requiring Approval may be approved solely by the vote of the Shares held by Shaun and Dana Roberts in favor of any such Action Requiring Approval.

ARTICLE 4.  OTHER SHAREHOLDER AGREEMENTS

4.01         Appointment of Directors.  The number of Directors authorized by the Shareholders shall be three (3). The following Directors are hereby elected and approved by the Shareholders:  Shaun Roberts, Dana Roberts and Steven M. Schorr.

4.02         Term of Agreement.  This Agreement shall remain in full force and effect from the Effective Date into perpetuity unless it is earlier terminated by the mutual written consent of Shaun and Dana Roberts and Steven M. Schorr or by operation of law.

4.03         Amendment of this Agreement.  Only the vote of the Shares held by Shaun and Dana Roberts and the vote of the Shares held by Steven M. Schorr shall be required to amend or terminate this Agreement.  If Shaun and Dana Roberts are no longer Shareholders at the time of any proposed amendment to this Agreement, then an amendment to this Agreement may be approved solely by the vote of the Shares held by Steven M. Schorr.  If Steven M. Schorr is no longer a Shareholder at the time of any proposed amendment to this Agreement, then an amendment to this Agreement may be approved solely by the vote of the Shares held by Shaun and Dana Roberts.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

4.04         Employment Agreements with Shaun Roberts and Steven M. Schorr.  The Shareholders hereby agree that the Corporation may enter into an employment agreement with Shaun Roberts, Steven M. Schorr and any other persons and hereby authorize the Directors to enter into any such employment agreement with Shaun Roberts, Steven M. Schorr and any other persons the terms of which shall be determined by the Directors of the Corporation.

The Shareholders further agree that the Corporation may enter into an employment agreement with Shaun Roberts for the performance of services as an Officer of the Corporation in which the Corporation shall pay Shaun Roberts the sum of $7,500 per month.  The Shareholders also agree that the Corporation may enter into an employment agreement with Steven M. Schorr for the performance of services as an Officer of the Corporation in which the Corporation shall pay Steven M. Schorr the sum of $7,500 per month.  The Shareholders agree that the terms of both of these Agreements may be modified or amended at any time by the Directors of the Corporation.

4.05         Agreement with Bioponic Phytoceuticals, Inc.  The Shareholders hereby acknowledge and agree that the Corporation may enter into an agreement with Bioponic Phytoceuticals, Inc., a corporation owned and/or controlled by Steven M. Schorr for the performance of certain technical services to the Corporation and hereby authorize the Directors to enter into any such agreement with Bioponic Phytoceuticals, Inc., the terms of which shall be determined by the Directors of the Corporation.

4.06         Other Agreements.  The specific mention and authorization of any agreements between the Corporation and any person or entity in this Agreement is meant to disclose that such agreements may be consummated by the Corporation and shall in no way limit the Corporation or its Directors from modifying the terms of any such agreements following the Effective Date of this Agreement or entering into any new agreements with any persons or entities that further the business purposes of the Corporation.

4.07         C Corporation Election.  The Shareholders hereby acknowledge and agree that the Corporation shall elect to be a “C Corporation” for federal income tax purposes as provided in section 1362(a) of the Internal Revenue Code and that this election shall be made for the year beginning August 22, 2008 and for each succeeding year until this election is revoked.  The Shareholders further agree to sign IRS Form 2553 or any other documents required to complete or effectuate the C Corporation election.

ARTICLE 5.  VOLUNTARY AND INVOLUNTARY LIFETIME TRANSFER OF SHARES

5.01         Permitted Transfers.  Despite any provisions in this Agreement to the contrary, each Shareholder has the right to transfer Shares subject to this Agreement to another Shareholder or a living revocable trust for the benefit of any Shareholder, of which trust said Shareholder shall be an acting trustee.  A permitted transferee shall hold the transferred Shares subject to all the provisions of this Agreement.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

5.02         Notice of Proposed Sale.  Except as provided in Section 5.01, no Shareholder shall sell, assign, transfer, or otherwise dispose of any of his or her Shares in the Corporation, or of any interest in those Shares, without first obtaining the prior written consent of the Corporation.  This prior written consent is unnecessary if the transferor gives written notice of a bona-fide proposed sale of that transferor’s Shares (the “Notice of Proposed Sale”) to the Corporation in the manner prescribed in Section 13.03.  The notice must specify:

(a)	The name and address of each proposed transferee.

(b)	The number of Shares, or the interest in Shares, to be transferred.

(c)	The price per share.

(d)	The terms of the proposed sale, assignment, or transfer.

5.03         Copies of Notice to Shareholders.  Promptly on receipt of any notice given according to Section 5.02, the Secretary of the Corporation shall send a copy of this notice to each member of the Corporation’s Board of Directors, in the manner prescribed in Section 13.03.

5.04.        Director’s Meeting.  Within seven (7) days after the receipt of any notice given according to Section 5.02, a special meeting of the Corporation’s Board of Directors shall be properly called, noticed, and held to consider the proposed transfer, or otherwise shall be resolved by the unanimous written stipulation of the Board of Directors.

5.05           Corporation Option to Purchase.  For a period of seven (7) days after notice is given according to Section 5.02, the Corporation shall have the option, but not the obligation, to purchase all or a portion of the Shares at the price and terms specified in the Notice of Proposed Sale.  The Corporation’s right to exercise this option and to redeem its Shares is subject to the restrictions of the Hawaii Business Corporation Act, and to any other applicable statutory restrictions on the right of a corporation to purchase its own Shares.

5.06.        Exercise of Option by Corporation.  If the Corporation, within the time specified in Section 5.05, elects to exercise its option, it shall give written notice of that fact to the selling Shareholder.

5.07         Failure of Corporation to Exercise Option.  If the Corporation fails to exercise its option to purchase all the Shares specified in any Notice of Proposed Sale given according to Section 5.02 within the time and in the manner specified in Sections 5.05-5.06, the Corporation shall promptly give written notice (the “Rejection Notice”) of that fact to each of the Shareholders other than the selling Shareholder (the “Remaining Shareholders”).  The Rejection Notice shall be given in the same form as the Notice of Proposed Sale and in accordance with Section 13.03.  The Rejection Notice shall also specify the number of Shares (the “Offered Shares”) specified in the Notice of Proposed Sale and the number of Offered Shares the Corporation has elected to purchase.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

5.08         Purchase by Remaining Shareholders.  If the Corporation does not elect to purchase all of the Offered Shares, the Remaining Shareholders shall have the first option, but not the obligation, to purchase any Offered Shares not purchased by the Corporation at the price and terms specified in the Notice of Proposed Sale on a pro-rata basis pursuant to the terms of Section 5.09.  Within seven (7) days after the date the Corporation mails the Rejection Notice described in Section 5.07, any Shareholder who desires to purchase all or a portion of the Offered Shares shall serve written notice on the Secretary of the Corporation of the Shareholder’s election to purchase a specified number of the Offered Shares.

5.09         Pro-Rata Share Purchase.

(a)           If the Corporation chooses not to purchase all of the Offered Shares at the price specified in the Notice of Proposed Sale then each of the Remaining Shareholders, shall have the right, but not the obligation to purchase the same proportion of the Offered Shares not purchased by the Corporation as the number of Shares already owned by that Shareholder bears to the total number of Shares in the Corporation already owned by the Remaining Shareholders electing to purchase Offered Shares.  If all of the Offered Shares are not purchased on a pro-rata basis by the Remaining Shareholders, then those Shares remaining shall be allocated in one or more successive allocations to those Shareholders electing to purchase more than their pro-rata number of Offered Shares, up to the number of Shares each Remaining Shareholder elects to purchase in proportion to the number of number of Shares already owned by each of those Shareholders that are electing to purchase the additional allocation(s) of Offered Shares.

(b)           Within seven (7) days after the mailing of the Rejection Notice to the Shareholders, as specified in Section 5.07, the Secretary of the Corporation shall notify each of the Remaining Shareholders who may elect to purchase Shares of the number of Offered Shares of the date set for the purchase of these Offered Shares, and the terms and conditions of the purchase.  Each Shareholder must meet the terms and conditions of the purchase within ten (10) days after the Shareholder receives the Secretary’s notification

5.10         Default of Option by Shareholders.  If the Corporation and the Remaining Shareholders do not purchase all the Shares specified in the Notice of Proposed Sale, the selling Shareholder is under no obligation to sell any of the Offered Shares to the Corporation or to any of the Remaining Shareholders.  Instead, the selling Shareholder may sell the Offered Shares to the proposed transferee specified in the Notice of Proposed Sale on the terms specified in that notice.  The transferee will hold the Shares subject to the provisions of this Agreement.  The selling Shareholder may not, however, sell any or all of the Offered Shares to any other person or firm, or at any other price or on any other terms and conditions than those specified in the Notice of Proposed Sale given by him or her to the Corporation, without giving a new Notice of Proposed Sale in accordance with Section 5.02, and complying with the further requirements of this Agreement. Any sale or transfer by any Shareholder in violation of this Article 5 shall be null and void.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

5.11         Obligations of Transferees.  Unless this Agreement expressly provides otherwise, each transferee and any subsequent transferee of the Shares of this Corporation, or of any interest in those Shares, shall hold the Shares or interest subject to the provisions of this Agreement and shall make no transfers except as provided in this Agreement.  The Secretary of the Corporation shall record these transfers on the books of the Corporation until an amended copy of this Agreement has been executed by the transferee.  A transferee’s failure or refusal to sign an amended copy of this Agreement does not relieve the transferee of any obligation or restriction under this Agreement.

5.12         Option in Event of Involuntary Transfer.  If a Shareholder’s Shares are transferred involuntarily or by operation of law (other than as a result of the Shareholder’s death) for any of the following reasons: bankruptcy or assignment of substantially all property for creditors’ benefit, within sixty (60) days after notice of the event, the Corporation and the other Shareholders shall have the option, but not the obligation, to purchase all or some of the Shares owned by the Shareholder at the purchase price set forth in Article 10 and on the terms provided in this Article 5.  This option shall be exercisable first by the Corporation and then by the Shareholders, according to the provisions of this Article 5.  If this option is not exercised with regard to all of the Shares owned by the Shareholder, the Shareholder or the Shareholder’s successor in interest shall hold the remaining Shares subject to this Agreement.

ARTICLE 6.  SALE OF SHARES ON DEATH OR DISABILITY

In the event that a Shareholder dies, within thirty (30) days after notice of the death of the Shareholder, the Corporation and the other Shareholders shall have the option, but not the obligation, to purchase all or some of the Shares owned by the Shareholder from that Shareholder’s Estate at the purchase price set forth in Article 10 and on the terms provided in Article 5.  This option shall be exercisable first by the Corporation and then by the Shareholders, according to the provisions of Article 5.  If this option is not exercised with regard to all of the Shares owned by the Shareholder, the Shareholder’s estate or the Shareholder’s heirs shall hold the Shareholder’s Shares subject to the terms of this Agreement.

ARTICLE 7.  DELIVERY AND ENDORSEMENT OF SHARES

7.01         Delivery and Endorsement of Shares.  The purchaser (the Corporation) or purchasers (the Corporation and the Shareholders) shall deliver the consideration for the Shares as soon as practicable to the selling Shareholder or to his or her estate. Concurrently with the delivery of the consideration, the selling Shareholder, or the personal representative of the deceased Shareholder, shall properly endorse the certificates representing the Shares for transfer to the Corporation and/or the purchasing Shareholders and shall deliver them to the purchasers.

ARTICLE 8.  PAYMENT FOR AND TRANSFER OF SHARES; TRANSFER OF TITLE

8.01         Method of Payment.    Upon the occurrence of any event that leads to the purchase and sale of Shares under this Agreement, the consideration is to be paid to the transferring Shareholder or his or her estate, as the case may be.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

8.02         Transfer of Title.  On any transfer of Shares under this agreement, title to the Shares shall pass from the seller to the purchaser upon payment by the purchaser of the consideration for the Shares and endorsement of the share certificates by the seller as provided in Section 7.01.  The seller’s status as a shareholder thereupon shall cease.  Until payment by the purchaser of the consideration for the Shares and endorsement of the share certificates by the seller as provided in Section 7.01, the seller shall remain a shareholder of the corporation, with all the rights and privileges concomitant with that status.  If the event that leads to the purchase is death of a Shareholder, the Corporation or any of the surviving Shareholders shall file the necessary proofs of death and collect the proceeds of policies of insurance, if any, which shall be used to purchase the Decedent’s Shares.  The Decedent’s personal representative shall apply for and obtain any necessary court approval or confirmation of the sale of the Decedent’s Shares under this Agreement.  In all events, consideration for the Shares shall be delivered as soon as practicable to the persons entitled to it, and the Corporation shall cause the Certificates representing the purchased Shares to be properly endorsed and, on complete compliance with the conditions and terms of this Agreement, shall issue new Certificates in the names of the purchaser(s).

ARTICLE 9.  GOVERNMENTAL AND ADMINISTRATIVE APPROVALS

9.01         Obtaining Required Approvals.  The Corporation agrees to promptly and in good faith apply for any governmental or administrative approvals required in connection with the sale or purchase of its Shares in accordance with this Agreement.  Concurrently, the Shareholders agree to cooperate and to execute any documents needed to obtain these approvals.  If the purchase follows the death of any Shareholder, the Decedent’s personal representative shall promptly obtain any required court approval or confirmation of the sale of the Decedent’s Shares as provided in this Agreement.  If the purchase follows the death of any Shareholder, the Corporation or the surviving Shareholders shall promptly file all necessary documentation and collect the insurance proceeds of any outstanding insurance policies owned by the Corporation or the surviving Shareholders on the life of the Decedent.

ARTICLE 10.  DETERMINATION OF PURCHASE PRICE

The terms of this Article 10 shall apply to determine the purchase price of the Corporation’s Shares subject to this Agreement in the event of the death of a Shareholder or any other involuntary transfer of a Shareholder’s Shares.

10.01       Purchase Price Set by Mutual Agreement of Shareholders.  The purchase price of the Corporation’s Shares subject to this Agreement shall be mutually agreed to by the Shareholders and if the Shareholders cannot reach a mutual agreement on the purchase price, then the purchase price of the Corporation’s Shares subject to this Agreement shall be determined by appraisal in accordance with the terms of this Article.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

10.02       Selection of Appraiser.  Within twenty-one (21) days after the occurrence of an event requiring the determination of purchase price which requires an appraisal, the Corporation and the selling Shareholder, or selling Shareholder’s representative, shall mutually select a qualified appraiser to appraise the Corporation and set a value on its stock.  If the Corporation and the selling Shareholder, or selling Shareholder’s representative, cannot agree on a mutually acceptable appraiser, each party shall have seven days after the expiration of the previous period to appoint that party’s own qualified appraiser.  If either party fails to appoint a qualified appraiser within the seven-day period, the other party’s appraiser, alone, shall have twenty-one (21) days to appraise the value of the Corporation’s Shares. If the parties have each selected appraisers, these appraisers shall have twenty-one (21) days to appraise the value of the Corporation’s Shares.  If the party appointed appraisers cannot come to agreement on the appraised value of the Shares, then a majority of the party appointed appraisers shall select another qualified appraiser who will, then, determine the value of the Corporation’s Shares.  The value of the Corporation’s Shares shall be determined by disregarding the appraiser’s valuation that diverges the greatest from the other appraisers’ valuations, and the arithmetic mean of the remaining appraisers’ valuations shall be the value of the Corporation’s Shares.

10.03       Considerations in Making Appraisal.  The appraisers shall consider the following factors in making their appraisals:

(a)           The value of comparable companies, if known.

(b)           The fair market value, or replacement value, as appropriate, of any real property, leasehold improvements, equipment, and furnishings and fixtures.

(c)           The face amount of any accounts payable, or other corporate liabilities.

(d)           The face amount of any accounts receivable, with a reasonable reserve for bad debts.

10.04       Cost of Determination.   The selling Shareholder or the Decedent Shareholder’s Estate shall pay the expenses in determining the valuation under this Article, except where the parties cannot mutually agree upon a qualified appraiser, in which case, each party shall pay the costs and expenses of their own appraiser.

10.05       Binding Nature of Determination.  The value of the Shares computed according to this Article is binding on all persons.

ARTICLE 11.  TERMINATION OF AGREEMENT

11.01      Events Causing Termination.  This Agreement shall terminate on any of the following:

(a)           The written consent of Shaun and Dana Roberts and Steven M. Schorr.

(b)           The dissolution, bankruptcy, or insolvency of the Corporation.

(c)           One Shareholder becoming the owner of all the Shares.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

ARTICLE 12.  MANDATORY OFFER OF SALE TO THE CORPORATION BY A SHAREHOLDER

12.01      Within a period of thirty (30) calendar days commencing with the occurrence of:

(a)           the commencement of any form of insolvency proceedings by or against a Shareholder or the appointment of a receiver of a Shareholder’s assets or the issuance of a writ of attachment against a Shareholder, unless the receiver or the writ of attachment is discharged within thirty (30) days;

(b)           the adjudication of a Shareholder as bankrupt;

(c)           the violation by any Shareholder of any section of this Agreement;

(d)           the assignment by any Shareholder of his or her Shares in the Corporation for the benefit of that Shareholder’s creditors;

(e)           the pledging by any Shareholder of his or her Shares in the Corporation as collateral for any debt, or the granting of a security interest is said Shares as collateral for any debt obligation; or

(f)           the commencement of proceedings for the dissolution of the Corporation pursuant to the Hawaii Business Corporation Act;

First, the Corporation, the Remaining Shareholders shall have the option, but not the obligation to purchase and redeem all the Shares of any Shareholder who causes the occurrence of any of the above-described events at a price and on the terms contained in Article 10 of this Agreement.

12.02       Upon the occurrence of an event described in Section 12.01, above, the Shareholders and the Corporation shall within ten (10) days of the precipitating event, meet to follow the Article 10 procedure for determination of the purchase price of the Shares using the specified appraisal method (if applicable).

ARTICLE 13.  MISCELLANEOUS PROVISIONS

13.01       Necessary Acts.  All parties to this Agreement shall perform any acts, including executing any documents, that may be reasonably necessary to fully carry out the provisions and intent of this Agreement.

13.02       Amendments.   This Agreement may be amended only by written consent of all parties to the Agreement.

13.03       Notices.  All notices, demands, requests, or other communications required or permitted by this Agreement shall be in writing and shall be deemed duly served when personally delivered to the party or to an officer or agent of the party, or when deposited in the United States mail, first-class postage prepaid, addressed to the Corporation at the Corporation’s principal office, or to a Shareholder at the address appearing for him or her on the books and records of the Corporation, or at any other address the party may designate by written notice to the others.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

13.04       Attorneys’ Fees.  In the event of any litigation concerning this Agreement between the parties to this Agreement or the parties to this Agreement and the estate of any deceased Shareholder, the prevailing party shall be entitled, in addition to any other relief as may be granted, to reasonable attorneys’ fees.

13.05       Binding on Successors and Assigns. This Agreement shall be binding on the parties to the Agreement, and on each of their heirs, executors, administrators, successors, and assigns.

13.06       Severability.  If any provision is unenforceable or invalid for any reason, the remaining provisions shall be unaffected by such a holding.

13.07       Governing Law.  This Agreement shall be construed according to and governed by the laws of the State of Hawaii.

13.08       Arbitration.  This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii relating to contracts entered into and to be performed wholly within such state.  Any and all controversies between the parties arising out of this Agreement shall be submitted exclusively for private binding arbitration in Kauai County, Hawaii before a single arbitrator.  The costs of the arbitration, including any administration fee, the arbitrator’s fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration.  Attorneys’ fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator.  The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. SHAREHOLDER HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

13.09       Sole Agreement.  This instrument constitutes the only Agreement of the parties regarding the sale and purchase of their Shares in the Corporation, and correctly sets forth the rights, duties, and obligations of each to the other.  Any prior agreements, promises, negotiations, or representations concerning the Agreement’s subject matter not expressly set forth in this Agreement are of no force or effect.

13.10       Agreement Available for Inspection.  An original copy of this Agreement duly executed by the Corporation and by each of the Shareholders shall be delivered to the Secretary of the Corporation and maintained by the Secretary at the principal office of the Corporation available for inspection by any person requesting to see it.

13.11      Counterparts.  The Shareholders may execute this Agreement in two or more counterparts, which shall, in the aggregate, shall be deemed to be signed by all the Shareholders and each counterpart shall be deemed an original instrument as against any Shareholder who signed it.

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on dates set forth below:

THE SHAREHOLDERS:		THE CORPORATION

	Date:	By:		Date:
Shaun Roberts			Sandwich Isles Trading Co. Inc.
Shaun Roberts, CEO
Date:
Dana Roberts

Date:
Steven M. Schorr

Date:
Michael Keola Sheehan

Date:
Daniel Hurtado

Date:
Don Roberts

Date:
Vi Roberts

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Lance Hobwood

Date:
Ryan Foster

Date:
Dennis Duban - Trustee, Foster 2008 Irrevocable Trust

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Chris Coscino

Date:
James Kniest

Date:
UBS Financial FBO Michael Gayner IRA

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Rick Fuchs

Date:
Tom Greenwell

Date:
James Montgomery

Date:
Nicholas Hugh Lucas

Date:
Lance Hobwood

Date:
Patrick Cassier

Date:
Sandra Cassier

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Steven Rotstain

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Pamela Herrera

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Susan Torrey

Date:
Nathalea Torrey

Date:
Marsaili Kelly

Date:
Todd Kelly

Date:
Lindsey Noelani Schmidt Fritz

Date:
Michael Anthony Fritz

Date:
Sion Milosky

Date:
Hamiel Schorr

Date:
Nicholas Grabenstein

Date:
Jamie Rawlinson

Date:
Le Fevre Interest Limited FLP

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Tom Van Betten

Date:
Rachel Van Betten

Date:
Bill Van Dyke

Date:
Sion Milosky

Date:
Shaun Roberts

Date:
Dana Roberts

Date:
Dan Curtis

Date:
Carol Curtis

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Wide New Company, Inc

Date:
Sandra Rotstain Zimmer

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Simon Farji Ramirez

Date:
Sterling Coberly

Date:
Catherine Coberly

Date:
Jeff Lundwall

Date:
Chris Scroggins and Alexa Gulliford

Date:
Daniel Gaisford

Date:
John Torre

Date:
Patrick Cassier

Date:
Sylvia West

Date:
Nebakanezer Freesher, LLC

Date:
Bill Van Dyke

Date:
Keola Sheehan

Date:
Juan Gonzalo Camet Piccone

Date:
Eva Maria Moreno Vacas

Date:
Juan Gonzalo Camet Piccone

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Eva Maria Moreno Vacas

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Hugh Foster

Date:
Lombardy Properties, LTD

Date:
Jose A. Goldszmidt and Shulamit Fischman

Date:
Securities Financial Capital, S.A. (a corporation formed and existing under the laws of the Republic of Panama since February 23, 2007, under “Ficha 556278, Documento 1088055”)

Date:
UBS Financial FBO Michael Gayner IRA

Date:
Todd A. Thompson

Date:
Clifford T.Y. Au and Debra R. Takeuchi-Au

Date:
Rodas Family Trust

Date:
Sandra J. Yorong IRA

Date:
Alan H. Kodama

Date:
Steven Ingledue

Date:
Chelsea Robin Cordner

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Robert A. McInnis

Date:
Rick Travis

Date:
01 The Entrust Group Inc. FBO James W. Kniest IRA #54-00112

Date:
Carlos Enrique Camet Piccone

Date:
Sion Milosky

Date:
Cynthia Pegolo

Date:
Mike Lawton

Date:
Robert Nevil

Date:
Mary Tutterow

Date:
Kedarnath M. Davis

Date:
Ramachandra Davis

Date:
Robert A. McInnis

Date:
Nebakanezer Freesher LLC

Date:
Nebakanezer Freesher LLC

Date:
Sylvia A. West

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Vrindaban Misri

Date:
Kelley Hunt

Date:
Brett Alexander Morriss & Janice Elaine Morriss

Date:
William D Pratt

Date:
Carlos Enrique Camet Piccone

Date:
E.A.T.S. For Good LLC

Date:
Scott Hettermann

Date:
Keola Sheehan

Date:
James Kniest

Date:
Kristin Hettermann

Date:
Carlos Icochea

Date:
Grupo Santa Margarita, S.A.

Date:
Gary Kewley

Date:
E.A.T.S. For Good LLC

Date:
Brett Bennett

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
James C Fleming

Date:
Eric Robert Drew

Date:
Carlos Enrique Camet Piccone

Date:
Jeff Lundwall

Date:
Josh Friedman

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Solait Corp

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Solait Corp

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Mitchell R. Sanders

Date:
01 The Entrust Group Inc. FBO Kimberly Ann Grant IRA #54-00547

Date:
E.A.T.S. For Good LLC

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Keanuenue Investments LLC EIN # 27-4029921

Date:
Sapourn Family 2009 Trust, Steven Sapourn Trustee

Date:
Edmond A. Alberton

Date:
Jason King

Date:
Frank Crotti

Date:
Allegra Love

Date:
Bear Foods International, LLC

Date:
Ronald P. Solari

Date:
Mary Jane Skelton

Date:
Michael & Sharon Lawton JTWROS

Date:
Korinthos Holding Ltd

Date:
Roswitha Elisabeth Gabriel

Date:
Robert A. Schick

Date:
Mike Wallace

Date:
Lombardy Properties, LTD

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Shawn V. Gruver

Date:
William Colin Walker & Lauren Elizabeth Walker

Date:
Band of Gypsies

Date:
Jerry Klein

Date:
Robert Mark & R. Victory Repp

Date:
Allegra Love

Date:
Keanuenue Investments LLC EIN # 27-4029921

Date:
William D Pratt

Date:
James A. Bryce

Date:
Allegra Love

Date:
Ernest Carbonel

Date:
Meagan Rice

Date:
Johnathan Rivera

Date:
Naaman Ah Chin

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Bricyn Ah Chin

Date:
Joyce H. Vidinha

Date:
Douglas Ray Waiamau

Date:
Victor Ah Hee

Date:
Jerry K. Jona Jr.

Date:
Jeff Lundwall

Date:
Brent Zimmerman

Date:
Scott & Lori Halverson

Date:
UBS Financial Services Inc. FBO Scott Halverson IRA UC04738 Tax ID # 13-2638166

Date:
Josh Friedman

Date:
Solait Corp

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Kristina Baer

Date:
Josefina Anorga Camet

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Jeff Lundwall

Date:
Jimmy Osuna

Date:
Jason King

Date:
Jamie Mitchell

Date:
Freya Canace Van Ruth

Date:
Bob McInnis

Date:
Bobby McInnis

Date:
Paul G. Ventura

Date:
Mahealani Riley

Date:
Robert Riley

Date:
James Beaton

Date:
Vanessa Beaton

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
Solait Corp

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Lance Hobwood

Date:
Juan Pedro Oechsle Bernos

Date:
Mac Proof Inc

Date:
Jeff Lundwall

Date:
Rick Fuchs

Date:
Michael Gayner IRA

Date:
Shonny Vanlandingham

Date:
Michael & Carole Stanley

Date:
Cora Speck

Date:
Wendy B. Crabb, Trust

Date:
Alice K. Robinson Revocable Trust Dated October 31, 1991

Date:
Andrew K. Evans

Date:
Shonny Vanlandingham

Date:
Curt Smith

Date:
Jamie Mitchell

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
The Entrust Group Inc, FBO James W. Kniest IRA # 54-00112

Date:
James Kniest

Date:
Jeff Lundwall

Date:
Josh Friedman

Date:
Chrissy Colangelo

Date:
Castellini Ohana Trust

Date:
Casey Eidson

Date:
Katia Eidson

Date:
Ramsay Gayner

Date:
Jamie Paul Mitchell

Date:
Ami and Kahaliilani NS Suganuma

Date:
David Hegsted

Date:
Robert Mark Campbell and Tracey Lucille Campbell

Date:
Kerry H. Tamayose

Date:
Benjamin S. Fonseca JR

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Date:
Travis K. Fonseca and Lisa P. Fonseca

Date:
Benjamin S. Fonseca SR and Veronica R. Fonseca

Date:
Steven Rotstain

Date:
Pamela Herrera

Date:
James and Vanessa Beaton

Date:
The Entrust Group, Inc. FBO Brent Christopher Zimmerman IRA# 54-00750

Date:
Matthew Delduchetto

Date:
Solait Corp

Date:
Daryn Ogino

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

CONSENT OF SPOUSE

I acknowledge that I have read the foregoing Shareholders’ Agreement (the “Agreement”) restricting the voting, sale and transfer of Shares of Sandwich Isles Trading Co. Inc.’s common stock (the “Shares”).  I understand its contents, and acknowledge that under its provisions, my spouse’s entire share of the Shares, including my community property interest in these Shares, is subject to sale on the occurrence of certain events specified in this Agreement (i.e. - voluntary transfer or death).  I hereby consent to such a sale and agree that my spouse’s Shares and my interest in them are subject to the provisions of this Agreement.  I further agree that I will not take any action to oppose such a sale or to otherwise hinder the operation of the provisions of this Agreement.

_____________________________           _________
Shareholder                                                         Date

Name: _______________________

_____________________________          _________
Shareholder’s Spouse                                       Date

Name: _______________________

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Exhibit 1

Shareholder List as of January 23, 2013

Number of Authorized Shares:  25,000,000

Cert. No.	Name Address and taxpayer ID to be kept on file by the Corporation	Number of Shares Issued	Date Acquired/Issued
9	Shaun and Dana Roberts	4,987,500
30	Steven M. Schorr	4,000,000
1	Michael Keola Sheehan	150,000
2	Daniel Hurtado	150,000
5	Don and Vi Roberts	75,000
271	Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas	150,000
13	Lance Hobwood	150,000
11	Foster 2008 Irrevocable Trust	370,370
7	Ryan Foster	150,000
16	Chris Coscino	150,000
12	James Kniest	60,000
15	Michael Gayner	50,000
	Steven Rotstain and Pamela Herrera	150,000
4	Rick Fuchs	100,000
10	Tom Greenwell	50,000
20	James Montgomery	1,150
17	Nicholas Hugh Lucas	10,000
18	Lance Hobwood	87,500
51	Patrick Cassier	25,000
12	Sandra Cassier	5,000
272	Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas	75,000
	Steven Rotstain and Pamela Herrera	125,000
273	Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas	150,000
	Steven Rotstain and Pamela Herrera	100,000
	Susan & Nathalea Torrey	10,000

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

132	James Kniest	25,000
133	James Kniest	15,000
23	James Kniest	25,000
134	James Kniest	60,000
135	James Kniest	22,860
24	Marsaili and Todd Kelly	2,000
25	Lindsey Noelani Schmidt Fritz and Michael Anthony Fritz	3,000
26	Sion Milosky	1,500
27	Hamiel Schorr	1,000,000
32	Nicholas Grabenstein and Jamie Rawlinson	10,000
34	Josh Miles	15,690
35	Le Fevre Interest Limited FLP	100,000
36	Tom and Rachel Van Betten	13,334
35	Bill Van Dyke	50,000
36	Sion Milosky	1,500
37	Shaun and Dana Roberts	50,000
38	Dan and Carol Curtis	5,000
274	Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas	75,000
	Steven Rotstain and Pamela Herrera	125,000
275	Juan Gonzalo Camet Piccone and Eva Maria Moreno Vacas	25,000
42	Wide New Company, Inc	300,000
43	Sandra Rotstain Zimmer and Simon Farji Ramirez	300,000
44	Sterling and Catherine Coberly	20,000
46	Jeff Lundwall	166,666
48	Chris Scroggins and Alexa Gulliford	20,000
48	Daniel Gaisford	780,000
17	John Torre	10,000
18	Patrick Cassier	17,000
108	Sylvia West	10,000
107	Nebakanezer Freesher, LLC	10,000
44	Bill Van Dyke	50,000

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

53	Patrick Merrell	12,814
	Keola Sheehan	25,000
276	Juan Gonzalo Camet Piccone/Eva Maria Moreno Vacas	157,238
277	Juan Gonzalo Camet Piccone/Eva Maria Moreno Vacas	26,000
	Steven Rotstain and Pamela Herrera	132,238
61	Hugh Foster	60,000
62	Lombardy Properties, LTD	142,857
63	Jose A. Goldszmidt and Shulamit Fischman	72,000
64	Securities Financial Capital, S.A.	357,143
65	UBS Financial FBO Michael Gayner IRA	71,429
68	Todd A. Thompson	7,143
84	Clifford T.Y. Au and Debra R. Takeuchi-Au	15,000
81	Rodas Family Trust	71,429
86	Sandra J. Yorong IRA	15,000
83	Alan H. Kodama	15,000
123	Steven Ingledue	45,714
80	Chelsea Robin Cordner	71,429
	Robert E. McInnis	35,714
87	Rick Travis	142,857
90	01 The Entrust Group Inc. FBO James W. Kniest IRA #54-00112	72,857
91	Carlos Enrique Camet Piccone	71,429
95	Sion Milosky	30,000
96	Cynthia Pegolo	7,143
97	Mike Lawton	4,286
104	Robert Nevil	7,143
99	Mary Tutterow	35,714
102	Kedarnath M. Davis	2,857
103	Ramachandra Davis	1,429
99	Devon Ehrlichman	2,857
106	Nebakanezer Freesher LLC	142,857
107	Nebakanezer Freesher LLC	4,286
108	Sylvia A. West	4,286
109	Vrindaban Misri	14,286

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

115	Kelley Hunt	14,286
116	Brett Alexander Morriss & Janice Elaine Morriss	142,857
190	William D Pratt	71,429
118	Carlos Enrique Camet Piccone	50,000
120	E.A.T.S. For Good LLC	35,714
128	Scott Hettermann	14,286
127	Keola Sheehan	35,714
125	James Kniest	40,005
126	Kristin Hettermann	14,286
238	Carlos Icochea	57,143
130	Grupo Santa Margarita, S.A.	214,286
136	Gary Kewley	7,500
137	E.A.T.S. For Good LLC	5,000
140	Ajax Properties, LLC	35,714
155	James C Fleming	14,286
156	Keegan House	3,000
154	Eric Robert Drew	71,429
	Carlos Enrique Camet Piccone	21,429
235	Jeff Lundwall	21,429
157	Josh Friedman	28,571
	Steven Rotstain and Pamela Herrera	26,000
278	Solait Corp	107,143
	Steven Rotstain & Pamela Herrera	107,143
279	Solait Corp	22,750
	Steven Rotstain and Pamela Herrera	22,750
162	Mitchell R. Sanders	14,286
163	01 The Entrust Group Inc. FBO Kimberly Ann Grant IRA # 54-00547	14,286
164	E.A.T.S. For Good LLC	1,000
165	Keanuenue Investments LLC EIN # 27-4029921	71,429
168	Sapourn Family 2009 Trust, Steven Sapourn Trustee	128,571
94	Jason King	24,286
172	Frank Crotti	14,286
171	Allegra Love	71,429
	Bear Foods International, LLC	142,857

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

173	Ronald P. Solari	14,286
175	Mary Jane Skelton	14,286
176	Michael & Sharon Lawton JTWROS	57,143
177	Korinthos Holding Ltd	105,000
264	Roswitha Elisabeth Gabriel	85,714
265	Robert A. Schick	14,286
182	Mike Wallace	71,429
	Lombardy Properties, LTD	214,286
183	Shawn V. Gruver	71,429
184	William Colin Walker & Lauren Elizabeth Walker	35,714
	Band of Gypsies	2,857
	Jerry Klein	7,143
185	Robert Mark & R. Victory Repp	14,286
186	Allegra Love	71,429
189	Keanuenue Investments LLC EIN # 27-4029921	7,143
190	William D Pratt	7,143
191	James A. Bryce	35,714
194	Allegra Love	35,714
201	Ernest Carbonel	3,000
200	Meagan Rice	21,430
228	Johnathan Rivera	18,500
195	Naaman Ah Chin	21,430
196	Bricyn Ah Chin	71,430
203	Joyce H. Vidinha	7,143
202	Douglas Ray Waiamau	30,000
197	Victor Ah Hee	6,000
204	Jerry K. Jona Jr.	7,500
205	Jeff Lundwall	35,714
213	Brent Zimmerman	71,429
216	Scott & Lori Halverson	71,429
218	UBS Financial Services Inc. FBO Scott Halverson IRA UC04738 Tax ID # 13-2638166	71,429
221	Josh Friedman	28,571
280	Solait Corp	11,250
	Steven Rotstain & Pamela Herrera	11,250

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

225	Kristina Baer	14,286
227	Josefina Anorga Camet	7,143
229	Jeff Lundwall	14,286
230	Jimmy Osuna	10,000
231	Jason King	57,143
232	Jamie Mitchell	10,625
233	Freya Canace Van Ruth	1,875
258	Bob McInnis	50,000
259	Bobby McInnis	14,286
257	Paul G. Ventura	71,429
254	Mahealani & Robert Riley	71,429
260	James & Vanessa Beaton	114,286
	Steven Rotstain & Pamela Herrera	52,500
281	Solait Corp	52,500
237	Lance Hobwood	12,500
261	Juan Pedro Oechsle Bernos	150,000
262	Mac Proof Inc	4,600
266	Jeff Lundwall	71,429
267	Rick Fuchs	42,857
268	Michael Gayner IRA	21,429
	Shonny Vanlandingham	35,714
293	Michael & Carole Stanley	28,571
269	Cora Speck	50,000
295	Wendy B. Crabb, Trust	142,857
294	Alice K. Robinson Revocable Trust Dated October 31, 1991	142,857
291	Andrew K. Evans	71,429
292	Shonny Vanlandingham	35,714
	Curt Smith	69,500
	Jamie Mitchell	35,714
299	The Entrust Group Inc, FBO James W. Kniest IRA # 54-00112	71,429
	James Kniest	125,000
	Jeff Lundwall	3,320
283	Josh Friedman	1,600
284	Chrissy Colangelo	150
	Castellini Ohana Trust	232,035
	Casey & Katia Eidson	7,143
	Ramsay Gayner	35,000
	Jamie Paul Michell	10,675

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Ami and Kahaliilani NS Suganuma
______________________
David Hegsted
______________________
Robert Mark Campbell and Tracey Lucille Campbell
______________________
Kerry H. Tamayose
______________________
Benjamin S. Fonseca JR
______________________
Travis K. Fonseca and Lisa P. Fonseca
______________________
Benjamin S. Fonseca SR and Veronica R. Fonseca
______________________
Steven Rotstain and Pamela Herrera
______________________
James and Vanessa Beaton
______________________
The Entrust Group, Inc. FBO Brent Christopher Zimmerman IRA# 54-00750
______________________
Matthew Delduchetto
______________________
Solait Corp
______________________
Daryn Ogino

28,571
________
20,000
________
   35,741
________
    28,571
_________
   35,714
_________
   35,714
_________
   21,429
_________
   20,000
_________
   28,571
_________
   14,286
_________
   71,429
_________
   166,667
_________
    14,286

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____

Exhibit 2

Form of Shareholder’s Agreement to Be Bound by the Terms and Conditions of the Shareholder’s Agreement for Sandwich Isles Trading Co. Inc.

Agreement to Be Bound by the Terms and Conditions of the Shareholders’ Agreement for Sandwich Isles Trading Co. Inc.

The undersigned, _____________________ has received and reviewed a copy of the Sandwich Isles Trading Co. Inc. Shareholder’s Agreement dated October 1, 2008 (the “Shareholders’ Agreement”) and hereby agrees that all voting rights and other rights, title and interest in and to shares of common stock of Sandwich Isles Trading Co. Inc., including, but not limited to the right to vote, sell, transfer or assign interest in and to shares of common stock of Sandwich Isles Trading Co. Inc. are subject to and controlled by the terms of the Shareholders’ Agreement.

The consideration paid by the undersigned for ________________ shares of common stock of Sandwich Isles Trading Co. Inc. equals: $______________ US Dollars.

NOW, THEREFORE, in witness whereof, the undersigned has executed the foregoing and agrees to be bound by all the terms and conditions of the Shareholders’ Agreement as of
_________________.

_____________________________
Signature

Printed Name: ____________________

Date: _________________________

SANDWICH ISLES TRADING CO. INC.  SHAREHOLDERS’ AGREEMENT

Shareholder’s Initials: ____